SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Commission File No. 1-7810

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan)

ENERGEN CORPORATION

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

Required Information. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2008 and 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of PricewaterhouseCoopers LLP are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

/s/ William K. Bibb	June 23, 2009
William K. Bibb	Date
Chairman of Energen Benefits Committee and Vice President-Human Resources, Energen Corporation

Energen Corporation

Employee Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

Energen Corporation

Employee Savings Plan

Index

December 31, 2008 and 2007

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PricewaterhouseCoopers LLP 1901 6th Ave. North Suite 1600 Birmingham AL 35203 Telephone (205) 252 8400 Facsimile (205) 252 7776

Report of Independent Auditors

To the Participants and Administrator of

Energen Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Energen Corporation Employee Savings Plan (the “Plan”) at December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama

May 28, 2009

Energen Corporation

Employee Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value (Notes 4 and 5)
Energen Stock Fund	$96,594,200	$234,344,945
Other investments	108,944,459	152,594,430

Total investments	205,538,659	386,939,375

Employer contributions receivable	403,694	334,460
Employee contributions receivable	427,975	368,913

Total assets	206,370,328	387,642,748

Net assets available for benefits	$206,370,328	$387,642,748

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Employer contributions	$5,597,326
Employee contributions	6,548,375
Interest and dividend income (Note 5)	5,927,633
Increase in cash surrender value of life insurance	786

Total additions	18,074,120

Deductions
Distributions to participants	40,560,733
Net depreciation in fair value of investments (Notes 4 and 5)	158,770,915
Insurance premiums	1,849
Administrative expenses	13,043

Total deductions	199,346,540

Net decrease	(181,272,420)
Net assets available for benefits
Beginning of year	387,642,748

End of year	$206,370,328

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The following description of the Energen Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established to cover substantially all employees of Energen Corporation and its subsidiaries (the “Employer”). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Employees are eligible to participate in the Plan after completing three months of service as defined in the Plan agreement.

The Plan is administered by the Energen Benefits Committee (“Administrative Committee”) whose members are appointed by the Board of Directors of the Employer. The assets of the Plan are held and invested by Vanguard Fiduciary Trust Company (the “Trustee”).

Contributions

Contributions to the Plan may consist of employee elective contributions, employer matching contributions and Employee Stock Ownership Plan (“ESOP”) contributions and Employer Supplemental Contributions, and rollover contributions. Effective July 1, 2008, the Employer ceased ESOP contributions to the Plan. Beginning July 1, 2008, the Employer began making additional cash Employer Supplemental Contributions that were invested according to the employee’s elective investment allocations. The Employer Supplemental Contributions were made on behalf of each eligible employee in the amount of the following percentage of the employee’s pay on the basis of his age as of the last day of the Plan year:

Age	Percent of Pay
15 – 44	3.0%
45 – 54	3.5%
55 – 64	5.5%
65 and older	7.0%

Employee elective contributions, if any, are made by payroll deduction in an amount equal to any whole percentage of the employee’s compensation (limited to the first $230,000 of the employee’s compensation for the year ending December 31, 2008), not to exceed 30% thereof and not less than 2% thereof. Employer matching contributions are invested directly into the Energen Stock Fund. This contribution is currently 50% of each employee’s elective contribution not to exceed 6% of the employee’s compensation. The Employer has the discretion to increase or decrease the employer matching contribution percentage.

The Plan is designed to take advantage of “safe harbor” rules under the Internal Revenue Code (“IRC”). For participants of the Plan, the Employer will contribute a safe harbor contribution equal to 3% of his/her pay for the Plan year, regardless of any employee deferral contributions that are made. This safe harbor contribution will be made to the ESOP or Employer Supplemental

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Contribution portion of the Plan. Participants will be fully vested in the Employer’s safe harbor contribution and matching contribution.

Investment Options

The Plan provides for separate investment programs which allow participants to direct their investing among the different investment options. The Plan offers twenty-three mutual funds and one money market fund as investment options for participants. Effective January 1, 2004, the Energen Stock Fund was no longer offered to participants as an elective investment option.

Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund, which invests in universal life insurance policies. The insurance premium amounts are deducted from the participant’s pay on a tax deferred basis along with other employee elective contributions to the Plan. The Employer then directly remits payment to the insurance company to cover the insurance premiums. These universal life insurance policies are held by Genworth Life and Annuity Insurance Company, formerly known as First Colony Life Insurance Company.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance as defined in the Plan agreement. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loans must be repaid within five years unless such loan is used to acquire a principal residence. Interest rates on outstanding loans ranged from 5% to 10.5% at December 31, 2008 and 2007.

Participants’ Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the employees’ elective and rollover contributions, their allocated portion of the employer matching and employer ESOP contributions and Employer Supplemental Contributions and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances.

A participant who has separated from service may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $5,000 or more. Investment of a participant’s account in the Energen Stock Fund shall be distributed in the form of a lump-sum distribution of either Energen stock or cash as the participant (or beneficiary) elects.

Vesting

Each participant has a fully vested interest in their total account in the Plan.

Each individual, who is not an eligible employee on or after January 1, 2006, shall have a fully vested and nonforfeitable right to all employee elective and rollover contributions and earnings thereon. A participant’s employer matching and employer ESOP contribution become fully vested upon the earlier of normal retirement (provided they were an eligible participant on such date), disability, death (as an eligible employee), termination of the Plan, three years of service as a plan member, or three years of service.

Forfeitures

The Employer uses all forfeitures to reduce subsequent employer contributions to the Plan. At December 31, 2008, the unused forfeiture balance was approximately $13,211.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Termination

The Employer retains the right to amend or terminate the Plan at any time. No amendment may permit any Plan assets to revert to the Employer, reduce a participant’s benefit, or be used for any purpose other than to provide benefits to participants and their beneficiaries. In the event of termination, the Administrative Committee may, with the Employer’s approval, either (1) continue the Vanguard Fiduciary Trust Company Trust Fund (“Trust Fund”) either through the existing trust agreement or through successor funding media or (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfers to another qualified plan, or any other form selected by the Administrative Committee. Any asset not required to be distributed to participants will be returned to the Employer.

2.	Summary of Significant Accounting Policies

Basis of Financial Statements

The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative Fees

The Employer provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

3.	Income Tax Status

The Plan obtained its latest determination letter on October 6, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) and was, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan’s administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	Investments

Investments at December 31, 2008 and 2007 consist of the following:

	Fair Value
	2008	2007
* Energen Stock Fund	$96,594,200	$234,344,945
Mutual funds	84,565,772	129,374,758
Money market fund	18,448,727	16,926,754
Participant loans	5,893,046	6,256,791
Cash surrender value of life insurance	36,914	36,127

	$205,538,659	$386,939,375

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net depreciation in fair value of $158,770,915 during the year ended December 31, 2008 as follows:

* Energen Stock Fund	$(116,434,588)
Mutual funds	(42,336,327)

$(158,770,915)

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2008 and 2007:

	Fair Value
	2008	2007
* Energen Stock Fund	$96,594,200	$234,344,945
Vanguard 500 Index Fund	12,912,351	23,628,051
Vanguard Prime Money Market Fund	18,448,727	—
Vanguard Wellington Fund	11,425,553	—

*	Investment is comprised of non participant-directed activity. Prior to January 1, 2004, the Energen Stock Fund was an available elective investment option offered to participants. Therefore, balances in the Energen Stock Fund at December 31, 2008 and 2007 includes these participant elections.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

5.	Non Participant-Directed Investment

Information about the net assets and significant components of the changes in net assets relating to the non participant-directed investment are as follows:

	December 31,
	2008	2007
Net assets
Energen Stock Fund, at fair value	$96,594,200	$234,344,945
Employer contributions receivable	144,409	334,460

	$96,738,609	$234,679,405

Year Ended December 31, 2008
Changes in net assets
Employer contributions	$3,764,217
Dividend income	1,639,467
Net depreciation in fair value of investment	(116,434,588)
Distributions to participants	(16,401,095)
Administrative expenses	(9,019)
Transfers to participant-directed investments	(10,499,778)

$(137,940,796)

6.	Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurement (“FASB Statement No. 157”), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

•	Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2	Inputs to the valuation methodology include:

a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in inactive markets;

c.	Inputs other than quoted prices that are observable for the asset or liability; and

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

d.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability

•	Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Energen Stock Fund

Valued at the closing price reported on the active market on which the Energen Corporation Common Stock is traded, plus the historical cost of the money market fund portion and the fair value of the cash portion of the Energen Stock Fund.

Mutual Funds

Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Money Market Fund

Valued based on historical cost, which represents fair value.

Life Insurance Policies

Valued at cash surrender value, which approximates fair value.

Participant Loans

Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The following table set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Energen stock fund	$96,594,200	$—	$—	$96,594,200
Mutual funds	84,565,772	—	—	84,565,772
Money market fund	18,448,727	—		18,448,727
Cash surrender value of life insurance	—	36,914		36,914
Participant loans	—	—	5,893,046	5,893,046

Total assets at fair value	$199,608,699	$36,914	$5,893,046	$205,538,659

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Participant Loans
Balance, beginning of year	$6,256,791
Purchases, sales, issuances and settlements (net)	(363,745)

Balance, end of year	$5,893,046

7.	Risks and Uncertainties

The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

8.	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Employer. The Plan invests in shares of mutual funds and a money market fund managed by the Vanguard Group, Inc. The Plan’s Trustee is a wholly owned subsidiary of the Vanguard Group, Inc. The Plan invests in an Employer Stock Fund, which is comprised of Employer common stock and cash, and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2008, the Plan purchased 47,473 units of the Employer Stock Fund for $5,409,672 and disposed of 215,543 units for $26,725,655. Quarterly dividends of $.12 per share were declared and paid by the Employer on various dates throughout the year. The Plan received $1,639,467 in dividend payments related to the Employer Stock Fund for the year ended December 31, 2008. These transactions qualify as party-in-interest transactions.

Energen Corporation

Employee Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

a.	b. Identity of issuer, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, collateral, par or maturity value	d. Cost	e. Current value

	Energen Stock Fund:
*	Energen Stock Fund	Common stock fund; 1,547,735.941 shares	$47,090,182	$96,594,200

	Mutual Funds:
*	The Vanguard Group Vanguard Morgan Growth Fund	Registered Investment Company, Mutual fund; 553,989.864 shares	**	6,260,088
*	The Vanguard Group Vanguard 500 Index Fund	Registered Investment Company, Mutual fund; 155,401.984 shares	**	12,912,351
*	The Vanguard Group Vanguard Wellington Fund	Registered Investment Company, Mutual fund; 467,685.361 shares	**	11,425,553
*	The Vanguard Group Vanguard Long-Term Investment Grade Fund	Registered Investment Company, Mutual fund; 556,734.458 shares	**	4,854,724
*	The Vanguard Group Vanguard Windsor II Fund	Registered Investment Company, Mutual fund; 417,060.392 shares	**	7,970,024
*	The Vanguard Group Vanguard International Growth Fund	Registered Investment Company, Mutual fund; 393,051.142 shares	**	4,795,224
*	The Vanguard Group Vanguard Small-Cap Index Fund	Registered Investment Company, Mutual fund; 248,010.389 shares	**	5,059,412
*	The Vanguard Group Vanguard Intermediate-Term Investment Grade Fund	Registered Investment Company, Mutual fund; 499,391.093 shares	**	4,319,733
*	The Vanguard Group Vanguard Mid-Cap Index Fund	Registered Investment Company, Mutual fund; 403,703.649 shares	**	4,763,703
*	The Vanguard Group Vanguard Short-Term Investment Grade Fund	Registered Investment Company, Mutual fund; 143,367.161 shares	**	1,386,360
*	The Vanguard Group Vanguard Inflation - Protected Securities Fund	Registered Investment Company, Mutual fund; 306,136.851 shares	**	3,526,697
*	The Vanguard Group Vanguard Total International Stock Index Fund	Registered Investment Company, Mutual fund; 290,828.948 shares	**	3,138,044
*	The Vanguard Group Vanguard Target Retirement 2005	Registered Investment Company, Mutual Fund; 3,954.172 shares	**	38,316
*	The Vanguard Group Vanguard Target Retirement 2010	Registered Investment Company, Mutual Fund; 54,489.648 shares	**	959,563
*	The Vanguard Group Vanguard Target Retirement 2015	Registered Investment Company, Mutual Fund; 379,905.138 shares	**	3,628,094

Energen Corporation

Employee Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

a.	b. Identity of issuer, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, collateral, par or maturity value	d. Cost	e. Current value
*	The Vanguard Group Vanguard Target Retirement 2020	Registered Investment Company, Mutual Fund; 255,209.012 shares	**	4,228,813
*	The Vanguard Group Vanguard Target Retirement 2025	Registered Investment Company, Mutual Fund; 331,316.222 shares	**	3,071,301
*	The Vanguard Group Vanguard Target Retirement 2030	Registered Investment Company, Mutual Fund; 62,316.881 shares	**	968,404
*	The Vanguard Group Vanguard Target Retirement 2035	Registered Investment Company, Mutual Fund; 72,246.853 shares	**	668,283
*	The Vanguard Group Vanguard Target Retirement 2040	Registered Investment Company, Mutual Fund; 16,728.167 shares	**	253,097
*	The Vanguard Group Vanguard Target Retirement 2045	Registered Investment Company, Mutual Fund; 20,451.334 shares	**	195,719
*	The Vanguard Group Vanguard Target Retirement 2050	Registered Investment Company, Mutual Fund; 3,920.862 shares	**	59,519
*	The Vanguard Group Vanguard Target Retirement Income	Registered Investment Company, Mutual Fund; 8,692.202 shares	**	82,750

				84,565,772

	Money Market Fund:
*	The Vanguard Group Vanguard Prime Money Market Fund	Registered Investment Company, Money Market Fund; 18,448,727.06 shares	**	18,448,727

	Participants Loans:
*	Participant loans	Various maturity dates and rates ranging from 5% to 10.5%	**	5,893,046

	Cash Surrender Value of Life Insurance:
	Genworth Life and Annuity Insurance Company	Cash surrender value of life insurance policies	**	36,914

				$205,538,659

*	Denotes party-in-interest to the Plan.
**	Cost of participant-directed investments is not required.

Energen Corporation

Employee Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2008

Series of transactions of same issue exceeding 5% of assets.

(a) Identity of party involved	(b) Description of asset (include interest rates and maturity in case of a loan	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of Asset	(h) Current value of asset on Transaction date	(i) Net gain or (loss)
Energen Corporation	Common Stock Fund	$5,409,672	$—	$—	$—	$—	$—	$—
Energen Corporation	Common Stock Fund	—	26,725,655	—	—	5,868,613	26,725,655	20,857,041